FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2005
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item

1.	Press Release dated July 30, 2005
2.	Press Release dated July 30, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICICI Bank Limited

Date: July 30, 2005	By:	/s/ Nilesh Trivedi

Name: Title:	Nilesh Trivedi Assistant Company Secretary

Item 1

ICICI Bank Limited
ICICI Bank Towers
Bandra Kurla Complex
Mumbai 400 051

News Release	July 30, 2005

Mr. N. S. Kannan, Chief Financial Officer & Treasurer of ICICI Bank Limited (NYSE: IBN) will take on new responsibilities in the ICICI group by joining the Board of Directors of ICICI Prudential Life Insurance Company Limited (ICICI Prudential Life) as Executive Director effective August 1, 2005, subject to requisite approvals. ICICI Prudential Life is India’s largest private sector life insurance company.

Ms. Vishakha Mulye, Senior General Manager will take over as Chief Financial Officer & Treasurer of ICICI Bank effective August 1, 2005.

Mr. Kannan has a degree in mechanical engineering and an MBA from the Indian Institute of Management, Bangalore. He joined the ICICI group in 1991 and headed telecom and transportation finance, structured finance, corporate strategy and treasury before taking over his present role in April 2003. He played a key role in ICICI’s first American Depositary Share (ADS) issue and US listing in 1999 and, as Treasurer, was closely involved in the merger of ICICI with ICICI Bank in 2002. He has been extensively involved in policy formulation in the telecom sector. He is also a non-executive director of Prudential ICICI Asset Management Company Limited and National Stock Exchange of India Limited.

Ms. Mulye is a chartered accountant and joined the ICICI group in 1993. She has worked extensively in the areas of project finance, structured finance and securitisation, corporate planning and strategy and resolution of distressed assets. She took over as head of the structured finance business in 2001 and has played a leadership role in driving the growth of the Indian securitisation market over the past four years. She played a key role in conceptualising and implementing the merger of ICICI with ICICI Bank. Between 2003 and 2005, she was also responsible for ICICI Bank’s client-related treasury and markets operations, capital markets business and relationships with domestic financial institutions and multilateral institutions.

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

Item 2

ICICI Bank Limited
ICICI Bank Towers
Bandra Kurla Complex
Mumbai 400 051

News Release	July 30, 2005

Performance Review – Quarter ended June 30, 2005: 23% year-on-year growth in profit after tax

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited Indian GAAP accounts of the Bank for the quarter ended June 30, 2005 (Q1-2006).

Highlights

  Profit after tax for the quarter ended June 30, 2005 (Q1-2006) increased 23% to Rs. 530 crore (US$ 122 million) from Rs. 431 crore (US$ 99 million) for the quarter ended June 30, 2004 (Q1-2005).

  Net interest income increased 35% to Rs. 851 crore (US$ 196 million) for Q1-2006 from Rs. 631 crore (US$ 145 million) for Q1-2005.

  Fee income increased 57% to Rs. 658 crore (US$ 151 million) for Q1- 2006 from Rs. 418 crore (US$ 96 million) for Q1-2005.

  Retail assets increased 70% to Rs. 62,063 crore (US$ 14.3 billion) at June 30, 2005 from Rs. 36,583 crore (US$ 8.4 billion) at June 30, 2004. The Bank has the largest retail asset portfolio among Indian banks and finance companies.

  Deposits increased 70% to Rs. 113,778 crore (US$ 26.1 billion) at June 30, 2005 from Rs. 66,780 crore (US$ 15.3 billion) at June 30, 2004.

Operating review

Credit growth

The Bank’s net customer assets increased 40% to Rs. 103,487 crore (US$ 23.8 billion) at June 30, 2005 compared to Rs. 73,701 crore (US$ 16.9 billion) at June 30, 2004. The Bank maintained its growth momentum and market leadership in the retail segment. In Q1-2006, the Bank’s total retail disbursements were about Rs. 11,700 crore (US$ 2.7 billion) including home loan disbursements of about Rs. 4,600 crore (US$ 1.1 billion). Retail assets constituted 63% of advances and 60% of customer assets. The Bank is focusing on loan origination in the retail and agriculture segments and on non-fund based products and services, as well as capitalizing on opportunities presented by the domestic and international expansion of Indian companies. The Bank is also extending its reach in the small and medium enterprises segment.

ICICI Bank Limited
ICICI Bank Towers
Bandra Kurla Complex
Mumbai 400 051

Funding

The Bank’s deposits increased 70% to Rs. 113,778 crore (US$ 26.1 billion) at June 30, 2005 from Rs. 66,780 crore (US$ 15.3 billion) at June 30, 2004, compared to the banking system’s year-on-year deposit growth of 15% as on July 8, 2005. During Q1-2006, the Bank repaid about Rs. 1,600 crore (US$ 368 million) of erstwhile ICICI’s liabilities as they fell due in accordance with their terms of repayment. At June 30, 2005, erstwhile ICICI’s liabilities constituted 11% of the Bank’s funding compared to 25% at June 30, 2004.

International operations

ICICI Bank continued to build on its existing presence in various geographies as well as enter new markets. During Q1-2006, the Bank acquired the entire paid-up capital of Investitsionno-Kreditny Bank (IKB), a Russian bank with its registered office in Balabanovo in the Kaluga region and a branch in Moscow. At March 31, 2005, IKB had total assets of about US$ 4 million. The Bank’s subsidiaries have two branches in the United Kingdom and four branches in Canada. In addition to providing credit and trade finance solutions to Indian companies, the Bank is expanding its international retail franchise through technology-based banking services.

Rural banking

The Bank’s rural banking strategy seeks to adopt a holistic approach to the financial services needs of various segments of the rural population, by delivering a comprehensive product suite encompassing credit, transaction banking, deposit, investment and insurance, through a range of channels. The Bank’s rural delivery channels include branches, internet kiosks, franchisees and micro-finance institution (MFI) partners. The Bank has established about 5,000 points of contact through its various channels and channel partners.

Network

The Bank had 573 branches and extension counters at June 30, 2005 as compared to 469 branches and extension counters at June 30, 2004.

ICICI Bank Limited
ICICI Bank Towers
Bandra Kurla Complex
Mumbai 400 051

Capital adequacy

The Bank’s capital adequacy at June 30, 2005 was 12.04% (including Tier-1 capital adequacy of 7.57%), well above RBI’s requirement of total capital adequacy of 9.0% . The Bank has considered risk weightage at 125% for commercial real estate exposure and capital markets exposure in line with the guidelines issued by Reserve Bank of India on July 26, 2005.

Asset quality

The Bank’s net restructured assets at June 30, 2005 were Rs. 6,209 crore (US$ 1.4 billion), down from Rs. 7,264 crore (US$ 1.7 billion) at June 30, 2004. At June 30, 2005, the Bank’s net non-performing assets constituted 1.96% of customer assets against 2.73% at June 30, 2004.

Group companies

ICICI Securities achieved a profit after tax of Rs. 35 crore (US$ 8 million) in Q1-2006 compared to a full year profit of Rs. 64 crore (US$ 15 million) for the year ended March 31, 2005 (FY2005). ICICI Lombard General Insurance Company (ICICI Lombard) enhanced its leadership position among private sector general insurance companies with a market share of 29% in Q1-2006. ICICI Lombard achieved a profit after tax of Rs. 17 crore (US$ 4 million) in Q1-2006.

ICICI Prudential Life Insurance Company (ICICI Prudential Life) continued to maintain its market leadership among private sector life insurance companies. Life insurance companies worldwide require five to seven years to achieve breakeven, in view of business set-up and customer acquisition costs in the initial years as well as reserving for actuarial liability. While the growing operations of ICICI Prudential Life had a negative impact of Rs. 47 crore (US$ 11 million) on the Bank’s consolidated profit after tax in Q1-2006 on account of the above reasons, the company’s unaudited New Business Achieved Profit (NBAP) for Q1-2006 was Rs. 69 crore (US$ 16 million). NBAP is a metric for the economic value of the new business written during a defined period. It is measured as the present value of all the future profits for the shareholders, on account of the new business based on standard assumptions of mortality, expenses and other parameters. Internationally, life insurance companies in the growth phase are valued as a multiple of their NBAP.

ICICI Venture Funds Management Company announced the first closing of its real estate fund with commitments of US$ 200 million, while the India Advantage Fund continued to perform well and made its maiden distribution to its investors. Prudential ICICI Asset Management Company was the largest private sector mutual fund in India at June 30, 2005 with assets under management of over Rs. 17,000 crore (US$ 3.9 billion).

ICICI Bank Limited
ICICI Bank Towers
Bandra Kurla Complex
Mumbai 400 051

Summary Profit and Loss Statement – Indian GAAP
Rs. crore
	Q1-2005	Q1-2006	Growth over Q1-2005	FY2005
Net interest income	631	851	35%	2,839
Non-interest income (excluding treasury)	565	907	61%	2,705
- Fee income	418	658	57%	2,098
- Lease & other income	147	249	69%	607
Treasury income	93	183	97%	711
Less:
Operating expense	564	771	37%	2,517
Other DMA[2] expense	84	136	61%	485
Lease depreciation	84	64	(24%)	297
Provisions	46	298[1]	548%	429
Profit before tax	511	673	32%	2,527
Less: Tax	79	143	80%	522
Profit after tax	431	530	23%	2,005
1.	Includes Rs. 155 crore on account of amortization of premium on government securities.
2.	Direct marketing agencies / associates.

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', ‘indicating’, ‘expected to’ etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

For investor queries please call Rakesh Jha at 91-22-2653 6157 or Anindya Banerjee at 91-22-2653 7131 or email at ir@icicibank.com.

1 crore = 10.0 million US$ amounts represent convenience translations at US$1= Rs. 43.52.

ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office : ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai 400 051.
Web site: http://www.icicibank.com

AUDITED FINANCIAL RESULTS

Sr. No.	Particulars	Three months ended		Year ended March 31, 2005
		June 30, 2005	June 30, 2004
1.	Interest earned (a)+(b)+(c)+(d)	2,997.78	2,195.78	9,409.90
	a) Interest/discount on advances/bills	2,057.40	1,585.79	6,752.83
	b) Income on investments	829.57	501.63	2,229.44
	c) Interest on balances with Reserve Bank of India and other interbank funds	76.38	68.03	232.01
	d) Others	34.43	40.33	195.62
2.	Other income	1,090.50	657.71	3,416.14
	A) TOTAL INCOME (1) + (2)	4,088.28	2,853.49	12,826.04
3.	Interest expended	2,146.54	1,565.23	6,570.89
4.	Operating expenses (e) + (f) + (g)	970.96	732.42	3,299.15
	e) Payments to and provisions for employees	223.09	166.91	737.41
	f) Direct marketing agency expenses	135.94	84.32	485.45
	g) Other operating expenses	611.93	481.19	2,076.29
	B) TOTAL EXPENDITURE (3) + (4) (excluding provisions and contingencies)	3,117.50	2,297.65	9,870.04
5.	OPERATING PROFIT (A-B) (Profit before provisions and contingencies)	970.78	555.84	2,956.00
6.	Other provisions and contingencies	297.88	45.84	428.80
7.	Provision for taxes
	a) Current period tax	196.30	152.53	179.49
	b) Deferred tax adjustment	(53.41)	(73.27)	342.51
8.	Net profit (5-6-7)	530.01	430.74	2,005.20
9.	Paid-up equity share capital (face value Rs. 10/-)	739.12	731.39	736.78
10.	Reserves excluding revaluation reserves	12,369.32	10,847.52	11,813.20
11.	Analytical ratios
	(i) Percentage of shares held by Government of India	..	..	..
	(ii) Capital adequacy ratio	12.04%	15.21%	11.78%
	(iii) Earnings per share for the period (not annualised for quarter) (in Rs.) (basic)	7.18	6.11	27.55
	(iv) Earnings per share for the period (not annualised for quarter) (in Rs.) (diluted)	7.11	6.05	27.33
12.	Aggregate of non-promoter shareholding
	• No. of shares	739,018,438	733,897,857	736,716,094
	• Percentage of shareholding	100	100	100
13.	Deposits	113,778.47	66,779.91	99,818.78
14.	Advances	97,908.78	65,824.55	91,405.15
15.	Total assets	181,227.03	126,138.18	167,659.41
Notes
1.	The financials have been prepared in accordance with Accounting Standard (“AS”) 25 on “Interim Financial Reporting”.
2.	During the quarter ended June 30, 2005, the Bank allotted 2,302,344 equity shares pursuant to exercise of employee stock options.
3.	Status of equity investors’ complaints/ grievances for the quarter ended June 30, 2005.

Opening balance	Additions	Disposals	Closing balance *
NIL	71	63	8
* Of these, 3 have since been resolved.

4.	Investitsionno-Kreditny Bank (Indian name ‘Investment Credit Bank Limited Liability Company’), a Russian bank, has become a 100% subsidiary of ICICI Bank effective May 19, 2005.
5.	Provision for current period tax includes Rs. 5.00 crore towards provision for fringe benefit tax.
6.	Previous period / year figures have been regrouped / reclassified where necessary to conform to current period classification.

The above financial results have been taken on record by the Board of Directors at its meeting held on July 30, 2005.

Place : Mumbai	Kalpana Morparia
Date : July 30, 2005	Deputy Managing Director

SEGMENTAL INFORMATION OF ICICI BANK LIMITED FOR THE PERIOD ENDED JUNE 30, 2005
(Rs. in crore)
Sr. No.	Particulars	Three months ended		Year ended March 31, 2005
		June 30, 2005	June 30, 2004
1.	Segment revenue
a	Consumer and commercial banking	3,280.09	2,504.21	10,643.69
b	Investment banking	1,151.74	611.06	3,092.62
	Total	4,431.83	3,115.27	13,736.31
	Less: Inter Segment Revenue	(343.55)	(261.78)	(910.27)
	Income from operations	4,088.28	2,853.49	12,826.04
2.	Segmental results (i.e. Profit before tax & provision)
a	Consumer and commercial banking	678.22	466.31	1,976.07
b	Investment banking	302.16	99.13	1,018.33
	Total	980.38	565.44	2,994.40
3.	Provisions
a	Consumer and commercial banking	151.48	78.95	81.41
b	Investment banking	146.40	(33.11)	347.39
	Total	297.88	45.84	428.80
4.	Segment results (i.e. Profit before tax)
a	Consumer and commercial banking	526.74	387.36	1,894.66
b	Investment banking	155.76	132.24	670.94
	Total profit before tax	682.50	519.60	2,565.60
	Unallocated expense	9.60	9.60	38.40
	Tax	142.89	79.26	522.00
	Profit after tax	530.01	430.74	2,005.20
5.	Capital employed (i.e. segment assets – segment liabilities excluding inter-segmental funds lent and borrowed)
a	Consumer and commercial banking	(27,911.87)	(17,180.80)	(24,044.61)
b	Investment banking	38,812.14	26,475.14	34,138.32
	Total	10,900.27	9,294.34	10,093.71